SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number 1-41

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN
FOR NON-UNION EMPLOYEES

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

SAFEWAY INC.

5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN

FOR NON-UNION EMPLOYEES

REQUIRED INFORMATION

1. Not required to be furnished by the plan.

2. Not required to be furnished by the plan.

3. Not applicable.

4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.

EXHIBITS

Exhibit A. Plan financial statements and schedules.

Exhibit B. Consent of Independent Auditors.

2

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN

FOR NON-UNION EMPLOYEES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002	By:	/s/ David F. Bond

David F. Bond Benefit Plans Committee Member

June 28, 2002		/s/ Dick W. Gonzales

Dick W. Gonzales Benefit Plans Committee Member

3

Dominick’s Finer Foods, Inc.
401(k) Retirement Plan for
Nonunion Employees

Financial Statements as of October 31, 2001 and
December 31, 2000 and for the
Period January 1, 2001 through October 31, 2001
and Independent Auditors’ Report

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR NONUNION EMPLOYEES

Page

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of October 31, 2001 and December 31, 2000	2

Statement of Changes in Net Assets Available for Benefits for the Period January 1, 2001 through October 31, 2001	3

Notes to Financial Statements	4-7

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

(DELOITTE & TOUCHE LOGO)

INDEPENDENT AUDITOR’S REPORT

Plan Administrator
Dominick’s Finer Foods, Inc.
401(k) Retirement Plan for Nonunion Employees:

We have audited the accompanying statements of net assets available for benefits of Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Nonunion Employees (the “Plan”) as of October 31, 2001 and December 31, 2000, and the related statement of changes in net assets available for benefits for the period January 1, 2001 through October 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, as of October 31, 2001, the Plan was merged into another plan and all Plan assets were transferred.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the period January 1, 2001 through October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

May 22, 2002

Deloitte Touche Tohmatsu

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR NONUNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000

ASSETS
INVESTMENTS (Note 3):
Guaranteed Income Account		$29,748,783
S&P 500 Stock Index Account		16,440,788
Fidelity Advisor Growth Opportunities Account		11,295,902
Credit Suisse International Equity Account		4,013,153
Balanced Income/Wellington Management Account		6,667,447
CIGNA Lifetime Fund Accounts		5,464,898
Safeway Stock Account		5,819,844
Participant loans		2,328,918

Total investments		81,779,733

NET ASSETS AVAILABLE FOR BENEFITS	$—	$81,779,733

See notes to financial statements.

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR NONUNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD JANUARY 1, 2001 THROUGH OCTOBER 31, 2001

ADDITIONS:
Contributions:
Participant	$3,380,149
Rollover	88,059
Transfers from Union plan	735,161
Interest from participant loans	157,367
Investment income — interest	1,635,139

Total additions	5,995,875
DEDUCTIONS:
Net depreciation in fair value of investments (Note 3)	9,696,988
Distributions to participants	7,402,053
Transfers to Union plan	142,246
Administrative expenses	12,221

Total deductions	17,253,508

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS BEFORE MERGER TRANSFER	(11,257,633)
PLAN MERGER — Transfer to Safeway Plan (Note 1)	(70,522,100)

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(81,779,733)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	81,779,733

End of year	$—

See notes to financial statements.

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR NONUNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
10 MONTHS ENDED OCTOBER 31, 2001 AND YEAR ENDED DECEMBER 31, 2000

1.   DESCRIPTION OF THE PLAN

The following description of the Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Nonunion Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan was a defined contribution plan available to Dominick’s Finer Foods, Inc. (the “Company”) nonunion employees who have attained age 18 and completed six months of employment. In November 1998, the Company was acquired by Safeway, Inc., which assumed sponsorship of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Merger - On October 31, 2001, the Plan was merged with and all assets were transferred to the Safeway, Inc. 401(k) Retirement Plan for Nonunion Employees (“Safeway Plan”) therefore dissolving this Plan. Plan participants became participants in the Safeway Plan.

Trustee - The Plan had a trust fund administered under the terms of a trust agreement, as amended, between the Company and the Connecticut General Life Insurance Company (“Trustee”), dated January 1, 1993. Transactions of the Plan were executed by the Trustee under the terms of the trust agreement. The Trustee kept account of all investments, receipts and disbursements, and other transactions and provided the Company with reports detailing such information.

Contributions - The Plan was funded through participant contributions. Each year participants contributed through payroll deductions up to 18% of their gross payroll subject to IRS limitations.

Transfers from/Transfers to Union Plan - When a participant transferred to or from a union position to or from a nonunion position in the Company, the participant’s account balance was transferred to or from the Plan to or from the Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Union Employees (“Union Plan”).

Participant Accounts - Individual accounts were maintained for each plan participant. Each participant’s account was credited with the participant’s contributions and allocations of Plan earnings or losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Vesting - Participants were fully vested in their account balances.

Investment Options - Participants directed the investment of contributions and their account balance into various investment options offered by the Plan. The Plan offered seven investment options including five mutual funds, a guaranteed income account and the common stock of Safeway, Inc., the Plan’s sponsor. The guaranteed income account invested in a pooled fund consisting of Connecticut

General Life Insurance Company guaranteed long-term account. This account was fully benefit-responsive. The guaranteed interest rate was 6.58% for the period January 1, 2001 through October 31, 2001 and 6.58% as of and for the year ended December 31, 2000.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant could have elected to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a five-year period. For termination of service for other reasons, a participant may have received the value of the vested interest in his or her account as a lump-sum distribution.

Loans - A participant must have been actively employed to apply for a loan. The maximum loan amount was 50% of his or her entire vested interest to $50,000. The interest rate was the prime rate as reported in The Wall Street Journal plus 1%. Loans were considered in default if payment (principal and interest) due was not received within a 90-day grace period. A defaulted loan was treated as a distribution. Loans were secured by the participant’s account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

Valuation of Investments - Unit values of the common trust accounts are stated at market value, as reported by the Trustee. The Safeway, Inc. common stock is stated at quoted market price. The guaranteed income account is stated at contract cost, which is cost plus accrued interest. Participant loans are stated at cost, which approximates fair value.

Expenses of the Plan - Certain administrative expenses of the Plan are paid by the Company.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and that affect additions and deductions during the period reported. Actual results could differ from those estimates. Investment securities in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Distributions and Benefits Payable - Benefit payments to participants are recorded upon distribution. Amounts attributed to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $0 at October 31, 2001 and December 31, 2000.

3.   INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits at December 31, 2000 are as follows:

Common trust accounts:
CIGNA:
Guaranteed Income Account	$29,748,783
S&P 500 Stock Index Account	16,440,788
Fidelity Advisor Growth Opportunities Account	11,295,902
Balanced Income/Wellington Management Account	6,667,447
CIGNA Lifetime Fund Accounts	5,464,898
Safeway Inc. common stock	5,819,844

During 2001, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $9,696,988 as follows:

CIGNA Common trust accounts:
S&P 500 Stock Index Account	$3,062,977
Fidelity Advisor Growth Opportunities Account	2,369,614
Credit Suisse International Equity Account	1,005,681
Balanced Income/Wellington Management Account	452,234
CIGNA Lifetime Fund Accounts	660,008
Safeway Inc. common stock	2,146,474

Net depreciation in investments	$9,696,988

4.   TAX STATUS

The Plan obtained its latest determination letter, dated August 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The plan administrator and Plan’s tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.   RELATED-PARTY TRANSACTIONS

Plan investments included common stock of Safeway, Inc., the Plan’s sponsor.

Certain Plan investments are shares of common trust accounts managed by CIGNA Retirement and Investment Services (“CIGNA”). CIGNA is an affiliate of the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2000

Net assets available for benefits per financial statements	$81,779,733
Deemed distributions of participant loans in default	16,028

Net assets available for benefits per Form 5500	$81,763,705

Deemed distributions of participant loans in default were loans in default at year-end but not distributed from the Plan at year-end.

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2001

Net decrease in assets available for benefits per the financial statements	$(81,779,733)
2000 deemed distributions, distributed in 2001	14,039
2000 deemed distributions, undistributed in 2001	1,989

Net decrease in assets available for benefits per Form 5500	$(81,763,705)

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